UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Cardiovascular Systems, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

141619106

(CUSIP Number)

John Friedman

767 Third Avenue, 7th Floor

New York, NY 10017

(212) 702-0130

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 141619106

(1)	Names of reporting persons Easton Hunt Capital Partners, L.P. (1)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) Not applicable
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 325,125 (2)
	(8)	Shared voting power 58,229 (3)
	(9)	Sole dispositive power 325,125 (2)
	(10)	Shared dispositive power 58,229 (3)
(11)	Aggregate amount beneficially owned by each reporting person 383,354
(12)

Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

☒

Does not include 42,677 vested restricted stock unit awards that represent the right to receive a cash payment from the Company equal in value to the market price of one share per unit of the Company’s Common Stock as of the date that is six months following the date of the termination of Mr. Friedman’s board membership, issued to Mr. Friedman that are held for the benefit of entities affiliated with Easton Hunt Capital Partners, L.P. and Easton Capital Partners, LP.

(13)	Percent of class represented by amount in Row (11) 2.1% (4)
(14)	Type of reporting person (see instructions) PN

(1)	Investment decisions of Easton Hunt Capital Partners, L.P. are made by its general partner, EHC GP, LP, through its general partner, EHC, Inc. John Friedman is the President and Chief Executive Officer of EHC, Inc. Mr. Friedman shares voting and investing power over the shares owned by Easton Hunt Capital Partners, L.P. Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.
(2)	Comprised of the following securities held of record by Easton Hunt Capital Partners, L.P.: 65,675 shares of Common Stock and currently exercisable warrants to purchase 259,450 shares of Common Stock.
(3)	Comprised of options exercisable within 60 days to acquire 58,229 shares of Common Stock held by John Friedman for the benefit of Easton Hunt Capital Partners, L.P. and Easton Capital Partners, LP.
(4)	Based on 18,002,967 shares of Common Stock outstanding of the Company on February 2, 2012, as reported by the Company in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on February 9, 2012, and 317,679 shares of Common Stock that may be acquired by the Reporting Persons upon the exercise of warrants and options exercisable within 60 days, which are deemed outstanding in accordance with Rule 13d-3(d)(1) under the Exchange Act.

CUSIP No. 141619106

(1)	Names of reporting persons EHC GP, LP (1)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) Not applicable
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 325,125 (2)
	(8)	Shared voting power 58,229 (3)
	(9)	Sole dispositive power 325,125 (2)
	(10)	Shared dispositive power 58,229 (3)
(11)	Aggregate amount beneficially owned by each reporting person 383,354
(12)

Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

☒

Does not include 42,677 vested restricted stock unit awards that represent the right to receive a cash payment from the Company equal in value to the market price of one share per unit of the Company’s Common Stock as of the date that is six months following the date of the termination of Mr. Friedman’s board membership, issued to Mr. Friedman that are held for the benefit of entities affiliated with Easton Hunt Capital Partners, L.P. and Easton Capital Partners, LP.

(13)	Percent of class represented by amount in Row (11) 2.1% (4)
(14)	Type of reporting person (see instructions) PN

(1)	Investment decisions of Easton Hunt Capital Partners, L.P. are made by its general partner, EHC GP, LP, through its general partner, EHC, Inc. John Friedman is the President and Chief Executive Officer of EHC, Inc. Mr. Friedman shares voting and investing power over the shares owned by Easton Hunt Capital Partners, L.P. Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.
(2)	Comprised of the following securities held of record by Easton Hunt Capital Partners, L.P.: 65,675 shares of Common Stock and currently exercisable warrants to purchase 259,450 shares of Common Stock.
(3)	Comprised of options exercisable within 60 days to acquire 58,229 shares of Common Stock held by John Friedman for the benefit of Easton Hunt Capital Partners, L.P. and Easton Capital Partners, LP.
(4)	Based on 18,002,967 shares of Common Stock outstanding of the Company on February 2, 2012, as reported by the Company in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on February 9, 2012, and 317,679 shares of Common Stock that may be acquired by the Reporting Persons upon the exercise of warrants and options exercisable within 60 days, which are deemed outstanding in accordance with Rule 13d-3(d)(1) under the Exchange Act.

CUSIP No. 141619106

(1)	Names of reporting persons EHC, Inc. (1)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) Not applicable
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 325,125 (2)
	(8)	Shared voting power 58,229 (3)
	(9)	Sole dispositive power 325,125 (2)
	(10)	Shared dispositive power 58,229 (3)
(11)	Aggregate amount beneficially owned by each reporting person 383,354
(12)

Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

☒

Does not include 42,677 vested restricted stock unit awards that represent the right to receive a cash payment from the Company equal in value to the market price of one share per unit of the Company’s Common Stock as of the date that is six months following the date of the termination of Mr. Friedman’s board membership, issued to Mr. Friedman that are held for the benefit of entities affiliated with Easton Hunt Capital Partners, L.P. and Easton Capital Partners, LP.

(13)	Percent of class represented by amount in Row (11) 2.1% (4)
(14)	Type of reporting person (see instructions) CO

(1)	Investment decisions of Easton Hunt Capital Partners, L.P. are made by its general partner, EHC GP, LP, through its general partner, EHC, Inc. John Friedman is the President and Chief Executive Officer of EHC, Inc. Mr. Friedman shares voting and investing power over the shares owned by Easton Hunt Capital Partners, L.P. Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.
(2)	Comprised of the following securities held of record by Easton Hunt Capital Partners, L.P.: 65,675 shares of Common Stock and currently exercisable warrants to purchase 259,450 shares of Common Stock.
(3)	Comprised of options exercisable within 60 days to acquire 58,229 shares of Common Stock held by John Friedman for the benefit of Easton Hunt Capital Partners, L.P. and Easton Capital Partners, LP.
(4)	Based on 18,002,967 shares of Common Stock outstanding of the Company on February 2, 2012, as reported by the Company in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on February 9, 2012, and 317,679 shares of Common Stock that may be acquired by the Reporting Persons upon the exercise of warrants and options exercisable within 60 days, which are deemed outstanding in accordance with Rule 13d-3(d)(1) under the Exchange Act.

CUSIP No. 141619106

(1)	Names of reporting persons Easton Capital Partners, LP (1)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) Not applicable
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 572,640 (2)
	(8)	Shared voting power 58,229 (3)
	(9)	Sole dispositive power 572,640 (2)
	(10)	Shared dispositive power 58,229 (3)
(11)	Aggregate amount beneficially owned by each reporting person 630,869
(12)

Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

☒

Does not include 42,677 vested restricted stock unit awards that represent the right to receive a cash payment from the Company equal in value to the market price of one share per unit of the Company’s Common Stock as of the date that is six months following the date of the termination of Mr. Friedman’s board membership, issued to Mr. Friedman that are held for the benefit of entities affiliated with Easton Hunt Capital Partners, L.P. and Easton Capital Partners, LP.

(13)	Percent of class represented by amount in Row (11) 3.5% (4)
(14)	Type of reporting person (see instructions) PN

(1)	Investment decisions of Easton Capital Partners, LP are made by its general partner, ECP GP, LLC, through its manager, ECP GP, Inc. John Friedman is the President and Chief Executive Officer of ECP GP, Inc. Mr. Friedman shares voting and investing power over the shares owned by Easton Capital Partners, LP. Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.
(2)	Comprised of the following securities held of record by Easton Capital Partners, LP: 421,023 shares of Common Stock and currently exercisable warrants to purchase 151,617 shares of Common Stock.
(3)	Comprised of options exercisable within 60 days to acquire 58,229 shares of Common Stock held by John Friedman for the benefit of Easton Hunt Capital Partners, L.P. and Easton Capital Partners, LP.
(4)	Based on 18,002,967 shares of Common Stock outstanding of the Company on February 2, 2012, as reported by the Company in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on February 9, 2012, and 209,846 shares of Common Stock that may be acquired by the Reporting Persons upon the exercise of warrants and options exercisable within 60 days, which are deemed outstanding in accordance with Rule 13d-3(d)(1) under the Exchange Act.

CUSIP No. 141619106

(1)	Names of reporting persons EHC GP, LLC (1)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) Not applicable
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 572,640 (2)
	(8)	Shared voting power 58,229 (3)
	(9)	Sole dispositive power 572,640 (2)
	(10)	Shared dispositive power 58,229 (3)
(11)	Aggregate amount beneficially owned by each reporting person 630,869
(12)

Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

☒

Does not include 42,677 vested restricted stock unit awards that represent the right to receive a cash payment from the Company equal in value to the market price of one share per unit of the Company’s Common Stock as of the date that is six months following the date of the termination of Mr. Friedman’s board membership, issued to Mr. Friedman that are held for the benefit of entities affiliated with Easton Hunt Capital Partners, L.P. and Easton Capital Partners, LP.

(13)	Percent of class represented by amount in Row (11) 3.5% (4)
(14)	Type of reporting person (see instructions) OO

(1)	Investment decisions of Easton Capital Partners, LP are made by its general partner, ECP GP, LLC, through its manager, ECP GP, Inc. John Friedman is the President and Chief Executive Officer of ECP GP, Inc. Mr. Friedman shares voting and investing power over the shares owned by Easton Capital Partners, LP. Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.
(2)	Comprised of the following securities held of record by Easton Capital Partners, LP: 421,023 shares of Common Stock and currently exercisable warrants to purchase 151,617 shares of Common Stock.
(3)	Comprised of options exercisable within 60 days to acquire 58,229 shares of Common Stock held by John Friedman for the benefit of Easton Hunt Capital Partners, L.P. and Easton Capital Partners, LP.
(4)	Based on 18,002,967 shares of Common Stock outstanding of the Company on February 2, 2012, as reported by the Company in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on February 9, 2012, and 209,846 shares of Common Stock that may be acquired by the Reporting Persons upon the exercise of warrants and options exercisable within 60 days, which are deemed outstanding in accordance with Rule 13d-3(d)(1) under the Exchange Act.

CUSIP No. 141619106

(1)	Names of reporting persons EHC GP, Inc. (1)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) Not applicable
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 572,640 (2)
	(8)	Shared voting power 58,229 (3)
	(9)	Sole dispositive power 572,640 (2)
	(10)	Shared dispositive power 58,229 (3)
(11)	Aggregate amount beneficially owned by each reporting person 630,869
(12)

Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

☒

Does not include 42,677 vested restricted stock unit awards that represent the right to receive a cash payment from the Company equal in value to the market price of one share per unit of the Company’s Common Stock as of the date that is six months following the date of the termination of Mr. Friedman’s board membership, issued to Mr. Friedman that are held for the benefit of entities affiliated with Easton Hunt Capital Partners, L.P. and Easton Capital Partners, LP.

(13)	Percent of class represented by amount in Row (11) 3.5% (4)
(14)	Type of reporting person (see instructions) CO

(1)	Investment decisions of Easton Capital Partners, LP are made by its general partner, ECP GP, LLC, through its manager, ECP GP, Inc. John Friedman is the President and Chief Executive Officer of ECP GP, Inc. Mr. Friedman shares voting and investing power over the shares owned by Easton Capital Partners, LP. Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.
(2)	Comprised of the following securities held of record by Easton Capital Partners, LP: 421,023 shares of Common Stock and currently exercisable warrants to purchase 151,617 shares of Common Stock.
(3)	Comprised of options exercisable within 60 days to acquire 58,229 shares of Common Stock held by John Friedman for the benefit of Easton Hunt Capital Partners, L.P. and Easton Capital Partners, LP.
(4)	Based on 18,002,967 shares of Common Stock outstanding of the Company on February 2, 2012, as reported by the Company in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on February 9, 2012, and 209,846 shares of Common Stock that may be acquired by the Reporting Persons upon the exercise of warrants and options exercisable within 60 days, which are deemed outstanding in accordance with Rule 13d-3(d)(1) under the Exchange Act.

CUSIP No. 141619106

(1)	Names of reporting persons John Friedman (1)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) Not applicable
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 66,229 (3)
	(8)	Shared voting power 897,765 (2)
	(9)	Sole dispositive power 66,229 (3)
	(10)	Shared dispositive power 897,765 (2)
(11)	Aggregate amount beneficially owned by each reporting person 963,994
(12)

Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

☒

Does not include 42,677 vested restricted stock unit awards that represent the right to receive a cash payment from the Company equal in value to the market price of one share per unit of the Company’s Common Stock as of the date that is six months following the date of the termination of Mr. Friedman’s board membership, issued to Mr. Friedman that are held for the benefit of entities affiliated with Easton Hunt Capital Partners, L.P. and Easton Capital Partners, LP.

(13)	Percent of class represented by amount in Row (11) 5.2% (4)
(14)	Type of reporting person (see instructions) IN

(1)	Investment decisions of Easton Hunt Capital Partners, L.P. are made by its general partner, EHC GP, LP, through its general partner, EHC, Inc. John Friedman is the President and Chief Executive Officer of EHC, Inc. Mr. Friedman shares voting and investing power over the shares owned by Easton Hunt Capital Partners, L.P. Investment decisions of Easton Capital Partners, LP are made by its general partner, ECP GP, LLC, through its manager, ECP GP, Inc. John Friedman is the President and Chief Executive Officer of ECP GP, Inc. Mr. Friedman shares voting and investing power over the shares owned by Easton Capital Partners, LP. Mr. Friedman disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.
(2)	Comprised of the following securities held of record by Easton Hunt Capital Partners, L.P.: 65,675 shares of Common Stock and currently exercisable warrants to purchase 259,450 shares of Common Stock. Also comprised of the following securities held of record by Easton Capital Partners, LP: 421,023 shares of Common Stock and currently exercisable warrants to purchase 151,617 shares of Common Stock.
(3)	Comprised of options exercisable within 60 days to acquire 58,229 shares of Common Stock held by John Friedman for the benefit of Easton Hunt Capital Partners, L.P. and Easton Capital Partners, LP, and also comprised of 8,000 shares held directly by John Friedman.
(4)	Based on 18,002,967 shares of Common Stock outstanding of the Company on February 2, 2012, as reported by the Company in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on February 9, 2012, and 469,296 shares of Common Stock that may be acquired by the Reporting Persons upon the exercise of warrants and options exercisable within 60 days, which are deemed outstanding in accordance with Rule 13d-3(d)(1) under the Exchange Act.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, $0.001 par value per share (the “Common Stock”), of Cardiovascular Systems, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 651 Campus Drive, St. Paul, Minnesota 55112-3495. This Schedule 13D supersedes the Schedule 13G/A-3 filed September 9, 2011 by the Reporting Persons.

Item 2.	Identity and Background.

This statement is being jointly filed by the following persons (the “Reporting Persons”):

(i) With respect to the Common Stock and warrants to purchase Common Stock of the Company directly owned by and options to acquire Common Stock of the Company beneficially owned by Easton Hunt Capital Partners, L.P., a Delaware limited partnership (“Easton Hunt Fund”):

(A) Easton Hunt Fund;

(B) EHC GP, LP, a Delaware limited partnership (“EHC GP”), the general partner of the Easton Hunt Fund;

(C) EHC, Inc., a Delaware corporation (“EHC Inc.”), the general partner of EHC GP; and

(D) John Friedman, an individual resident of the state of New York and a citizen of the United States of America. Mr. Friedman is a member of the Board of Directors of the Company.

(ii) With respect to the Common Stock and warrants to purchase Common Stock of the Company directly owned by and options to acquire Common Stock of the Company beneficially owned by Easton Capital Partners, LP, a Delaware limited partnership (“Easton Capital Fund”):

(A) Easton Capital Fund;

(B) ECP GP, LLC, a Delaware limited liability company (“ECP GP”), the general partner of the Easton Capital Fund;

(C) ECP GP, Inc., a Delaware corporation (“ECP GP Inc.”), the manager of ECP GP; and

(D) John Friedman, an individual resident of the state of New York and a citizen of the United States of America. Mr. Friedman is a member of the Board of Directors of the Company.

Easton Hunt Fund, EHC GP, EHC Inc., Easton Capital Fund, ECP GP, and ECP GP Inc. are all primarily investment companies. John Friedman is the Managing Partner of Easton Capital Investment Group, a private equity firm.

The business address of the Reporting Persons is 767 Third Avenue, 7th Floor New York, NY 10017.

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the Common Stock acquired by the Reporting Persons during the period covered by this Schedule 13D was acquired by the Reporting Persons: (1) in open market purchases using personal funds of John Friedman for a total of approximately $32,480; (2) as stock options converted pursuant to the merger agreement between Cardiovascular Systems, Inc., Responder Merger Sub, Inc. and Replidyne, Inc., dated February 25, 2009 (the “Merger Agreement”), and as reported by the Company on Form 8-K, filed March 3, 2009, in which options to purchase Common Stock of Cardiovascular Systems, Inc. were converted into options to purchase Common Stock of Replidyne, Inc.; (3) as warrants to purchase Common Stock granted to Easton Hunt Fund and Easton Capital Fund on February 25, 2009 in connection with the Merger Agreement; and (4) by the exercise of warrants to purchase Common Stock of the Company through a net exercise of the warrants.

Item 4.	Purpose of Transaction.

The shares of the Company’s Common Stock were acquired by the Reporting Persons for investment purposes. Mr. Friedman is a member of the Board of Directors of the Company. In his capacity as a director of the Company, Mr. Friedman may be in a position to influence management and, therefore, perhaps influence decisions on any plans or proposals of the type described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may make additional purchases of Common Stock either in the open market or in private transactions, including shares that may be acquired upon exercise of options or warrants currently held or subsequently acquired by them, depending on their evaluation of the Company’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to them, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, the Reporting Persons may decide in the future to sell all or part of their investments in the Company’s Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Persons beneficially own the amount of Common Stock set forth below. For the Easton Hunt Fund, the percentage set forth below is based upon 18,002,967 shares of Common Stock outstanding as of February 2, 2012, as reported by the Company in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on February 9, 2012, and 259,450 shares of Common Stock that may be acquired by the Reporting Persons upon the exercise of warrants and options exercisable within 60 days. For the Easton Capital Fund, the percentage set forth below is based upon 18,002,967 shares of Common Stock outstanding as of February 2, 2012, as reported by the

Company in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on February 9, 2012, and 151,617 shares of Common Stock that may be acquired by the Reporting Persons upon the exercise of warrants and options exercisable within 60 days. For John Friedman, the percentage set forth below is based upon 18,002,967 shares of Common Stock outstanding as of February 2, 2012, as reported by the Company in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on February 9, 2012, and 469,296 shares of Common Stock that may be acquired by the Reporting Persons upon the exercise of warrants and options exercisable within 60 days.

Easton Hunt Fund:
Percentage of
Shares of Common Stock	Outstanding Common Stock
383,354	2.1%

Easton Capital Fund:
Percentage of
Shares of Common Stock	Outstanding Common Stock
630,869	3.5%

John Friedman:
Percentage of
Shares of Common Stock	Outstanding Common Stock
963,994	5.2%

(b) The information set forth in items 7 through 11 of the cover pages (pages 1-2) hereto is incorporated herein by reference.

(c) From February 25, 2009 until the date of filing hereof, the following transactions occurred:

Date	Direct Beneficial Owner	Type of Activity	Type of Security	Shares	Purchase Price of Security
11/6/2009	Friedman	Purchase	Common Stock	8,000	$4.06
7/18/2011	Easton Hunt Fund	Warrant Exercise	Common Stock	22,344	$8.78
7/18/2011	Easton Capital Fund	Warrant Exercise	Common Stock	22,344	$8.78
11/28/2011	Easton Hunt Fund	Sale	Common Stock	(10,300)	$10.0364
11/29/2011	Easton Hunt Fund	Sale	Common Stock	(14,700)	$9.9964
1/3/2012	Easton Hunt Fund	Sale	Common Stock	(31,855)	$10.1111
1/4/2012	Easton Hunt Fund	Sale	Common Stock	(20,543)	$10.2484
1/5/2012	Easton Hunt Fund	Sale	Common Stock	(22,435)	$10.405

1/6/2012	Easton Hunt Fund	Sale	Common Stock	(12,557)			$10.4208
1/9/2012	Easton Hunt Fund	Sale	Common Stock	(13,500)			$10.4066
1/10/2012	Easton Hunt Fund	Sale	Common Stock	(13,500)			$10.431
1/11/2012	Easton Hunt Fund	Sale	Common Stock	(8,832)			$10.4407
1/12/2012	Easton Hunt Fund	Sale	Common Stock	(8,700)			$10.4181
1/13/2012	Easton Hunt Fund	Sale	Common Stock	(6,000)			$10.3337
1/17/2012	Easton Hunt Fund	Sale	Common Stock	(5,900)			$10.2013
1/18/2012	Easton Hunt Fund	Sale	Common Stock	(18,200)			$9.9198
1/19/2012	Easton Hunt Fund	Sale	Common Stock	(8,300)			$10.073
1/20/2012	Easton Hunt Fund	Sale	Common Stock	(9,773)			$10.0029
1/23/2012	Easton Hunt Fund	Sale	Common Stock	(3,500)			$9.9986
1/24/2012	Easton Hunt Fund	Sale	Common Stock	(31,240)			$9.6168
1/25/2012	Easton Hunt Fund	Sale	Common Stock	(28,429)			$9.6786
1/26/2012	Easton Hunt Fund	Sale	Common Stock	(21,355)			$9.7641
1/27/2012	Easton Hunt Fund	Sale	Common Stock	(11,738)			$9.6657
1/30/2012	Easton Hunt Fund	Sale	Common Stock	(29,932)			$9.2445
1/31/2012	Easton Hunt Fund	Sale	Common Stock	(18,263)			$9.2046
2/1/2012	Easton Hunt Fund	Sale	Common Stock	(5,796)			$9.1769

Date	Direct Beneficial Owner	Type of Activity	Type of Security	Amount	Date Exercisable	Exercise Price	Purchase Price of Security
2/25/2009	Friedman	Grant	Stock Option	38,820	(1)	$8.83
2/25/2009	Friedman	Grant	Stock Option	4,321	(1)	$7.90
2/25/2009	Friedman	Grant	Stock Option	15,088	(1)	$11.38
2/25/2009	Easton Hunt Fund	Grant	Warrant	151,617	2/25/2009	$8.83
2/25/2009	Easton Capital Fund	Grant	Warrant	151,617	2/25/2009	$8.83
3/2/2009	Friedman	Grant	Restricted Stock Units	5,714 (2)	(2)	N/A
7/16/2009	Friedman	Director Compensation	Restricted Stock Units	11,628 (2)	(2)	N/A
4/21/2010	Friedman	Grant	Stock Option	38,820	(1)	$8.83
4/21/2010	Friedman	Deemed Cancellation	Stock Option	(38,820)		$8.83
8/13/2010	Friedman	Director Compensation	Restricted Stock Units	21,739 (2)	(2)	N/A

7/18/2011	Easton Hunt Fund	Warrant Exercise	Warrant	(56,611)		$8.78
7/18/2011	Easton Capital Fund	Warrant Exercise	Warrant	(56,611)		$8.78
8/8/2011	Friedman	Director Compensation	Restricted Stock Units	7,192	(2)(2)	N/A

(1)	Fully Exercisable

(2)	Each restricted stock unit represents the right to receive a payment from the Company equal in value to the market price per share of the Company’s Common Stock on the date of payment, and shall be payable in cash or shares of the Company’s Common Stock beginning six months following termination of each director’s board membership; provided, however, that all of the shares have vested, except for 1,798 shares that will vest on each of 3/31/2012 and 6/30/2012. These restricted stock units are not included in the beneficial ownership calculation for the Reporting Persons because they are not exercisable within 60 days.

(d)	Not applicable

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company, other than the Joint Filing Agreement of the Reporting Persons with respect to this Schedule 13D included as Exhibit 1 to this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement dated as of February 14, 2012, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012	/s/ John H. Friedman
John H. Friedman

EASTON HUNT CAPITAL PARTNERS, L.P.

	By:	EHC GP, LP, its General Partner

		By:	EHC, Inc., its General Partner

			By:	/s/ John H. Friedman
John H. Friedman, President and Chief Executive Officer

EHC GP, LP

	By:	EHC, Inc., its General Partner

		By:	/s/ John H. Friedman
John H. Friedman, President and Chief Executive Officer

EHC, INC.

	By:	/s/ John H. Friedman
John H. Friedman, President and Chief Executive Officer

EASTON CAPITAL PARTNERS, LP

	By:	ECP GP, LLC, its General Partner

		By:	ECP GP, Inc., its Manager

			By:	/s/ John H. Friedman
John H. Friedman, President and Chief Executive Officer

ECP GP, LLC

	By:	ECP GP, Inc., its Manager

		By:	/s/ John H. Friedman
John H. Friedman, President and Chief Executive Officer

ECP GP, INC.

	By:	/s/ John H. Friedman
John H. Friedman, President and Chief Executive Officer

Exhibit 1

Joint Filing Agreement

The undersigned hereby agree to file a joint Schedule 13D, and any required amendments to such Schedule, with respect to the interests of the undersigned in Cardiovascular Systems, Inc. and that the Schedule 13D to which this Agreement is attached has been filed on behalf of each of the undersigned.

Dated: February 14, 2012	/s/ John H. Friedman
John H. Friedman

EASTON HUNT CAPITAL PARTNERS, L.P.

	By:	EHC GP, LP, its General Partner

		By:	EHC, Inc., its General Partner

			By:	/s/ John H. Friedman
John H. Friedman, President and Chief Executive Officer

EHC GP, LP

	By:	EHC, Inc., its General Partner

		By:	/s/ John H. Friedman
John H. Friedman, President and Chief Executive Officer

EHC, INC.

	By:	/s/ John H. Friedman
John H. Friedman, President and Chief Executive Officer

EASTON CAPITAL PARTNERS, LP

	By:	ECP GP, LLC, its General Partner

		By:	ECP GP, Inc., its Manager

			By:	/s/ John H. Friedman
John H. Friedman, President and Chief Executive Officer

ECP GP, LLC

	By:	ECP GP, Inc., its Manager

		By:	/s/ John H. Friedman
John H. Friedman, President and Chief Executive Officer

ECP GP, INC.

	By:	/s/ John H. Friedman
John H. Friedman, President and Chief Executive Officer